SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

Exemption No. 82-5129

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b)
the Securities Exchange Act of 1934

Report on Disclosure of Information of SEKISUI HOUSE, LTD.

SEKISUI HOUSE, LTD.
(Translation of registrant's name into English)

Tower East Umeda Sky Building
1-88 Oyodonoka 1-chome, Kita-ku, Osaka 531-0076, Japan
(Address of principal executive offices)

SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sekisui House Ltd.
(Registrant)

October 6, 2004

By: K. Moriuchi
Kenichi Moriuchi
Managing Executive Officer &
General Manager of Legal Department

SEKISUI HOUSE

News Release

The Sekisui House Group Medium-term Management Vision

October 6, 2004, Sekisui House announced the Sekisui House Group Medium-term Management vision.
Since the establishment of Sekisui House Group we have aimed to create homes and environments with individuality and warmth, as a leading producer of housing in Japan. Providing first class product quality and technical skills is essential, and we aim every day to reflect our philosophy of 'love of humanity' by creating houses that bring satisfaction to our customers.

Our latest medium term business plan, called *S-Project*, has been produced to guide our development into a strong corporate group that is capable of responding to the sharp changes in the economic and business environment.

S-Project
CS: Customer Satisfaction
SS: Shareholder Satisfaction
ES: Employee Satisfaction

Through *S-Project* the Sekisui House Group aims to create a new stage of growth, while increasing customer satisfaction and improving the value of our customers' housing assets.

1. Aims and Objectives

Sekisui House Group has, since the collapse of Japan's "bubble economy" of the '80s, worked constantly to improve management structure, increase profit ratios and strengthen the financial position of the Group. We have achieved our immediate aims with the recent announcement of the early application of accounting for impairment of fixed assets, and are now moving towards a style of management with a renewed emphasis on growth.

The *S-Project* is not merely a vision of sales and profit growth. It is a basic element of CSR-driven management through which we aim to fulfill our corporate responsibilities to all stakeholders, in combination with our dedication to improving the three inter-related aspects of CS, SS and ES in a manner that reflects our leading position in the housing industry.

Our management objective is to boost group sales to ¥2 trillion by the end of January 2009, with operating income and recurring income of ¥200 billion. We aim to achieve this target by expanding our core businesses, via forward-looking operating investment such as intensive allocation of personnel, and raising the competitiveness of our products. We also intend to reorganize and augment our group structure, with measures that include the decision to make the six Sekiwa Real Estate companies wholly owned subsidiaries and the corporate separation of our remodeling business, as announced today. In addition to this we are entering what for us is a new business area with our *MAST* brand of built-for-sale houses with completely new specifications.

2. Initiatives

<Group Reorganization>

Making wholly owned subsidiaries of six Sekiwa Real Estate companies

The six Sekiwa Real Estate companies have developed as strong businesses and made steady improvements in profitability through positive and forward-looking management of their respective operations in Japan and have been publicly listed with the exception of one company. Block lease guarantees for leasehold property and leased property operation systems conducted by Sekiwa Real Estate companies will be essential components in expanding the core rental housing business of Sekisui House, and a strong basis for the future growth of the Sekisui House Group.

We have decided to make the six Sekiwa Real Estate companies wholly owned Group subsidiaries and intend to maintain the regional characteristics and independence of each company while at the same time maximizing synergies available under a group structure and growing overall corporate value.

The revised structure is part of a comprehensive, growth-oriented management strategy that will amongst other things facilitate the appropriate allocation throughout the Group of time, personnel and other management resources.

The Sekiwa Real Estate companies have developed close regional ties through their respective operations, and the new structure will allow the companies to be managed from a longer-term perspective in terms of investment and the overall development of the Group without being subject to undue short-term performance pressure. As such the companies will assume greater importance within the Group. The new organization should help establish a more powerful framework for the growth of the Group, in addition to offering cost savings such as those resulting from delisting.

Furthermore, Sekisui House intends to make effective use of the information networks of each Sekiwa Real Estate company as assets for the entire Group. In particular, it will become easier to coordinate activities of Sekiwa Real Estate companies with rental-housing operations of Sekisui House (one of core business *Sha-Maison*), and the resulting synergies are expected to contribute significantly to the growth of these businesses.

Separating and strengthening remodeling operations

The remodeling industry in Japan is expected to grow as Japanese society moves toward the longer-term use of real estate assets, and in reflection of this the remodeling operations of Sekisui House will be separated out into a wholly owned subsidiary.

Through providing comprehensive support to the approximately 700,000 households we have built homes for, we aim for the further improvement customer satisfaction in closely customer support service.

The remodeling business differs from other core businesses of Sekisui House in terms of sales

systems, work processes and profit structure, and this requires a different management structure. We have decided that transferring these operations into a subsidiary is the best way to facilitate this process, and under the new company will be working to expand operations.

The new company will hire contract employees, and will seek to improve operational efficiency while pursuing a more comprehensive sales approach. The initial target is to double the current annual sales of ¥50 billion.

New Projects

Under *S-Project* we plan to enter new business areas.
In line with our group reorganization, we are launching a new built-for-sale housing business under the brand name *MAST*, and positioning this as a new added core business of the Sekiwa Real Estate Group.

On a volume basis it is clear that the supply of relatively small, affordable housing to first-time urban buyers in the younger generation has been the mainstay of the market for owner-occupied homes in Japan, and forms an extremely large market. As the market leader we aim to make a social contribution at all levels of Japanese housing, so in order to penetrate this substantial market we have launched the new brand *MAST*, through which we aim to respond to a broader range of customer needs.

We aim to secure profits and improve competitiveness_to efficiently purchase superior sites, and increasing the turnover of assets for sale. The main measures are making use of regional information gained through Sekiwa Real Estate companies' *Sha-Maison* operations in block lease guarantees for leasehold property and leased property management systems and working with cooperating companies.

<Core Business Expansion>

Our three core businesses are steel-framed housing, *Sha-Wood* (wood framed housing), and *Sha-Maison* rental housing, and expanding these operations is a fundamental part of achieving our medium term-management vision. Under *S-Project* we aim to expand these core businesses by 30%.

Comprehensive product policy

Our industry-leading performance standards in areas such as earthquake resistance and heat insulation are already standard specifications on our entire range of housing products. Based on our high-quality consulting sales model we are further strengthened our services to the mid–and –high-level market, and contributing to the creation of a high-quality housing environment in Japan. Building on this, we are making advances with the total customization of our steel framed housing products, centered on "*Be free*" and "*Be Dyne's*". Through this process we are working to change the perception among some consumers that "prefabricated housing = standardized housing", at the same time as introducing concept products that will appeal to a new market.

We aim to update and improve the traditional Japanese construction methods used in our

Sha-Wood housing, and while combining high technical performance with the warmth and ambiance of wood, also plan to respond to changes in lifestyles. Regarding Sha-Maison lines, the price range will be widen with the introduction of new products to flexibly to regional differences in rents.

Expanding the sales force and increasing the proportion of females engaged in marketing

In order to expand sales of residential homes we believe that as well taking steps to improve sales efficiency it is necessary to introduce more sales people. Under *S-Project* we plan to add approximately 2,000 sales representatives to our organization. Male employees have until recently been the conventional focus of new graduate recruitment. Under our revised policy we are aiming to increase the proportion of female employees in our sales force to approximately 10 percent over the next four years.

Women have long played a key role in home purchasing decisions, but in the Japanese housing industry itself a number of factors—including outmoded working environments and particular sales practices—have largely prevented women from participating at the front line in the marketing of houses. In recent years working environments and attitudes have changed, and we expect women to contribute significantly to our performance going forward. In support of this we are changing our workplaces to encourage and facilitate more participation by female employees in the marketing of our housing products, and taking steps such as adapting our internal training systems and changing our reemployment policy.

Developments in each business area

Detached Houses Business – Steel framed

We have been integrating certain display home sites and withdrawing from others. In the future we plan to open new display sites as we expand our sales forces, carefully matching our overall marketing approach to the characteristics of each region. We will pursue our regional product strategy, which has been facilitated by the introduction of *Be Free* and *Be Dyne's*.

Detached Houses Business – Wood framed (Sha-Wood)

We expect to achieve our goal of annual sales of ¥100 billion during the current year, and to achieve further growth we will increase sales staff and expand the number of sales locations. Through strengthening our sales and marketing capability we are pursuing new annual sales target of ¥200 billion.

Rental Housing business –Sha-Maison

The block building lease guarantee and leased building administration systems of the Sekiwa Real Estate Group are an essential part of Sekisui House's *Sha-Maison* business, and our tie-up with the Sekiwa Real Estate Group is critical to the ongoing success of this business. Through making the Sekiwa Real Estate companies wholly owned subsidiaries we will not only achieve a more efficient utilization of land for our customers through forging much closer links with the companies but also expand sales of top quality investment properties, a market that is expected to show strong growth.

<Real Estate for Sale business>

As a result of our efforts since previous year to strengthen our real estate business through the purchase of prime residential housing land, we are forecasting a 25% year-on-year increase in sales for this business in this fiscal year.

We will continue strengthening our information network throughout the regions, seeking to raise the turnover of our Real Estate for Sale business, improve asset efficiency and so grow profits. Our target is to increase sales to ¥350 billion, 35% above our forecast for the current fiscal year.

<Real Estate Investment business>

Although major urban development projects have been stagnant since the bursting of the bubble in Japan's asset markets, investment for real estate and such funds markets are changing and recovering. We aim to respond to this by selecting and participating in quality projects.

While strengthening our sales capability and using new methods such as securitization we aim to increase returns by efficiently taking on appropriate levels of risk. For the time being our aim is to invest from ¥50 billion to ¥100 billion in this business.

3. Measures for Shareholders

Through implementing the above measures we aim to maximize our corporate value through the stable, efficient and able management of the business, while at the appropriate time taking further steps to return profit to shareholders through increased dividends and share buybacks.

In addition, for the year ending January 2006—which effectively will be the first year of our medium-term management vision—we plan an increase in the annual dividend of ¥2 yen per share to ¥20 per share.

* * * * *

For further information, please contact:

Mr. Hidehiro Yamaguchi
Head of Public Relations Department
Sekisui House, Ltd.
Tel: 06-6440-3021 Fax: 06-6440-3331
Email: info-ir@qz.sekisuihouse.co.jp

SEKISUI HOUSE

News Release

Sekisui House, Ltd.
Sekiwa Real Estate, Ltd.
Sekiwa Real Estate Kansai, Ltd.
Sekiwa Real Estate Chubu, Ltd.
Sekiwa Real Estate Chugoku, Ltd.
Sekiwa Real Estate Kyushu, Ltd.
Sekiwa Real Estate Tohoku, Ltd.

Sekisui House to acquire all outstanding shares of six subsidiaries through share exchange

At board meetings held on October 6,2004, the boards of directors of Sekisui House, Ltd. ("Sekisui House"), and Sekiwa Real Estate, Ltd., Sekiwa Real Estate Kansai, Ltd., Sekiwa Real Estate Chubu, Ltd., Sekiwa Real Estate Chugoku, Ltd., Sekiwa Real Estate Kyushu, Ltd., and Sekiwa Real Estate Tohoku, Ltd. (collectively, the "Sekiwa Real Estate companies") resolved to make the six Sekiwa Real Estate companies wholly owned subsidiaries of Sekisui House through exchange of shares. The followings are the details of the share exchange contract signed today.

1. Aim of management integration through exchange of shares

In making the six Sekiwa Real Estate companies into wholly owned Group subsidiaries, Sekisui House intends to maintain the regional characteristics and independence of each company while at the same time maximizing synergies available under a group structure and growing overall corporate value.

The revised structure is part of a comprehensive, growth-oriented management strategy that will amongst other things facilitate the appropriate allocation throughout the Group of time, personnel and other management resources.

The Sekiwa Real Estate companies have developed close regional ties through their respective operations to date without being subject to undue short-term performance pressure. The new structure will allow the companies to be managed from a longer-term perspective in terms of investment and the overall development of the Group. After this the companies will assume greater importance within the Group. The six companies should help create a more powerful framework for the growth of the Group, in addition to offering cost savings such as those resulting from delisting.

Furthermore, Sekisui House intends to make effective use of the information networks of each Sekiwa Real Estate company as assets for the entire Group. In particular, it will become easier to coordinate the various block lease guarantees for leasehold property and leased property management systems operated by each Sekiwa Real Estate company with apartments rental business – one of the core construction business of Sekisui House. This synergy is expected to contribute significantly to the growth of the business.

2. Outline of share exchange

(1) Schedule

October 6, 2004	Board meetings of respective companies to approve share exchange contract
October 6, 2004	Signing of share exchange contract
Late December 2004 (As planned by each Sekiwa Real Estate company)	Shareholders' meetings to approve share exchange contract
February 1, 2005 (planned)	Effective date of share exchange

Note: Sekisui House shall perform the stock exchange with them without the approval of a shareholders meeting to approve the stock exchange agreement pursuant to the provisions of Paragraph 1 of Article 358 of the Commercial Code of Japan.

(2) Share exchange ratio

The share exchange ratio was agreed as follows between Sekisui House and the Sekiwa Real Estate companies, with reference to assessments carried out for Sekisui House by Nomura Securities Co., Ltd. ("Nomura Securities") and for the Sekiwa Real Estate companies by Ernst & Young Corporate Advisory Co., Ltd. ("EYCA").

Company name	Share exchange ratio
Sekisui House	1
Sekiwa Real Estate	1.26
Sekiwa Real Estate Kansai	0.47
Sekiwa Real Estate Chubu	0.63
Sekiwa Real Estate Chugoku	0.69
Sekiwa Real Estate Kyushu	0.61
Sekiwa Real Estate Tohoku	620

Note 1. Allotment of Shares

1.26 ordinary shares of Sekisui House will be allocated for every share of Sekiwa Real Estate; 0.47 ordinary shares for every share of Sekiwa Real Estate Kansai; 0.63 ordinary shares for every share of Sekiwa Real Estate Chubu; 0.69 ordinary shares for every share of Sekiwa Real Estate Chugoku; 0.61 ordinary shares for every share of Sekiwa Real Estate Kyushu; and 620 ordinary shares for every share of Sekiwa Real Estate Tohoku.

2. Basis for the calculation of the share exchange ratio

Nomura Securities assessed market price analysis and discounted cash flow (DCF) analysis for Sekisui House. Nomura Securities assessed market price analysis, comparable company analysis and DCF analysis in assessing the listed subsidiaries' corporate value. At the same time, Nomura Securities assessed unlisted subsidiary's value, primarily applying comparable company analysis and DCF analysis.

EYCA assessed market price analysis, the current net asset value method and DCF analysis for the listed companies. EYCA assessed the shares of the unlisted company based on analysis of comparable company analysis and DCF analysis.

3. Number of new Sekisui House shares to be issued with share exchange

Instead of issuing new shares, 29,284,101 treasury shares held by Sekisui House will be assigned.

No assignment of shares will be made with respect to shares of Sekiwa Real Estate companies held by Sekisui House.

(3) Monetary amounts payable for share exchange

There will be no monetary payments for this share exchange.

3. Outline of parties involved in share exchange (as of January 31, 2004)

	Sekisui House, Ltd. (Parent company)	Sekiwa Real Estate, Ltd. (Wholly owned subsidiary)	Sekiwa Real Estate Kansai, Ltd. (Wholly owned subsidiary)
Business activities	Design and construction of prefabricated housing; housing subdivisions; real estate sales, leasing, and brokerage; related activities	Construction, real estate and related activities	Construction, real estate and related activities
Date of establishment	August 1960	March 1976	February 1977
Head office	1-1-88 Oyodonaka, Kita-ku, Osaka	2-1-1 Yoyogi, Shibuya-ku, Tokyo	1-1-30 Oyodonaka, Kita-ku, Osaka
Representative	Isami Wada, President	Takaaki Yamabayashi, President	*1 Saburo Matsuyoshi, President
Paid-in capital	¥186,554 million	¥1,668 million	¥5,829 million
Total outstanding shares	709,385,078 shares	20,319,200 shares	26,257,440 shares
Shareholders' equity	¥630,786 million	¥11,991 million	¥20,582 million
Total assets	¥1,030,003 million	¥37,385 million	¥35,955 million
Fiscal year end	January 31	January 31	January 31
Number of employees	13,928	400	334
Major customers	General Customers	General Customers	General Customers
Major shareholders and shareholding ratios	Sekisui Chemical Co., Ltd. 21.43%	Sekisui House, Ltd. 57.47%	Sekisui House, Ltd. 40.48%
	Japan Trustee Services Bank, Ltd. 5.62%	Kanehide Yoneyama 2.47%	Sekiwa Real Estate Kansai Vendors' Stockholding 2.27%
	The Chase Manhattan Bank N.A. London 4.80%	Sekiwa Real Estate Employees' Stockholding 1.69%	Sekiwa Real Estate Kansai Employees' Stockholding 2.11%
	The Master Trust Bank of Japan, Ltd. 4.78%	The Master Trust Bank of Japan, Ltd. 1.59%	Nobuhiro Katsuta 1.95%
	Nomura Securities Co., Ltd. 4.73%	Yoshitaka Uchida 1.30%	Bank of Bermuda (Guernsey) Ltd For Atlantis Japan Growth Fund 1.36%
	Dai-ichi Mutual Life Insurance Company 2.26%	Bank of Bermuda (Guernsey) Ltd For Atlantis Japan Growth Fund 1.28%	Maruwa Co., Ltd. 1.10%
	BNP Paribas Securities (Japan) Limited 2.05%	UFJ Bank Limited 0.98%	Honda Motor Co., Ltd., North Mie sales branch 0.86%
	UFJ Bank Limited 1.95%	The Bank of Tokyo-Mitsubishi, Ltd. 0.81%	Toshimitsu Tanaka 0.77%
	Sumitomo Mitsui Banking Corporation 1.44%	The Chase Manhattan Bank N.A. London 0.79%	Goldman Sachs International 0.75%
	Sekisui House Employees' Stockholding 1.38%	UFJ Trust Bank Limited 0.76%	Ritsuo Matsumoto 0.67%
Number of treasury stock as August 31,2004	23,959,043 shares	732,120 shares	839,576 shares
Main banks	UFJ Bank Limited Sumitomo Mitsui Banking Corporation, Resona Bank Limited	UFJ Bank Limited Bank of Tokyo-Mitsubishi, Ltd. Sumitomo Mitsui Banking Corporation,	UFJ Bank Limited, Sumitomo Mitsui Banking Corporation, Resona Bank Limited
Relationship with Sekisui House	Capital	Largest shareholder	Largest shareholder
	Personnel	Directors 3, Transfer 9 *2	Directors 3, Transfer 11 *2
	Trading	Management and brokerages of real estate	Management and brokerages of real estate

*1 Inauguration at April 23, 2004
*2 As of April 30, 2004

Name	Sekiwa Real Estate Chubu, Ltd. (Wholly owned subsidiary)		Sekiwa Real Estate Chugoku, Ltd. (Wholly owned subsidiary)	
Business activities	Construction, real estate and related activities		Construction, real estate and related activities	
Date of establishment	February 1981		August 1982	
Head office	*3 4-5-28 Meieki, Nakamura-ku, Nagoya		1-25 Komachi, Naka-ku, Hiroshima	
Representative	Yasuaki Yamamoto, President		Kyoji Koyama, President	
Paid-in capital	¥1,368 million		¥379 million	
Total outstanding shares	14,566,093 shares		7,284,200 shares	
Shareholders' equity	¥9,014 million		¥2,649 million	
Total assets	¥33,219 million		¥8,894 million	
Fiscal year end	January 31		January 31	
Number of employees	241		150	
Major customers	General Customers		General Customers	
Major shareholders and shareholding ratios	Sekisui House, Ltd.	42.08%	Sekisui House, Ltd.	40.75%
	Sekiwa Real Estate Chubu Employees' Stockholding	3.93%	Sekiwa Real Estate Chugoku Employees' Stockholding	7.16%
	UFJ Bank Limited	3.47%	Bank of Bermuda (Guernsey) Ltd For Atlantis Japan Growth Fund	2.03%
	The Chase Manhattan Bank N.A. London	3.17%	Hiroshima Bank Ltd.	1.82%
	Kyoei Fire & Marine Insurance Co., Ltd.	2.31%	Tottori Bank, Ltd.	1.51%
	Bank of Bermuda (Guernsey) Ltd For Atlantis Japan Growth Fund	2.01%	Nichido Fire and Marine Insurance Co., Ltd.	1.46%
	Shizuoka Bank, Limited	1.36%	Kyoji Koyama	1.30%
	Pictet & Cie	1.12%	Sekiwa Real Estate Chugoku Vendors' Stockholding	1.26%
	Kenichi Sakamoto	1.02%	Yoshihiro Tanabe	1.04%
	Katsura Chujo	1.00%	Isao Okui	1.03%
			Kenichi Sakamoto	1.03%
Number of treasury stock at end of August 31,2004	31,220 shares		29,309 shares	
Main banks	UFJ Bank Limited Sumitomo Mitsui Banking Corporation, Resona Bank, Limited		Hiroshima Bank Ltd., Tottori Bank, Ltd., Momiji Bank, Ltd., The Chugoku Bank, Ltd.	
Relationship with Sekisui House	Largest shareholder		Largest shareholder	
	Directors 3, Transfer 9 *2		Directors 2, Transfer 8 *2	
	Management and brokerages of real estate		Management and brokerages of real estate	

*3 Moved on March 18, 2004

SEKISUI HOUSE

Name	Sekiwa Real Estate Kyushu, Ltd. (Wholly owned subsidiary)		Sekiwa Real Estate Tohoku, Ltd. (Wholly owned subsidiary)	
Business activities	Construction, real estate and related activities		Construction, real estate and related activities	
Date of establishment	February 1980		August 1983	
Head office	3-25-21 Hakata Eki-mae Business Center, Hakata-ku, Fukuoka		2-16-10 Honmachi, Aoba-ku, Sendai	
Representative	Takuya Kanemasu, President		Nobuhiro Matsumura, President	
Paid-in capital		¥263 million		¥200 million
Total outstanding shares		4,700,000 shares		4,000 shares
Shareholders' equity		¥1,266 million		¥1,498 million
Total assets		¥4,824 million		¥8,237 million
Fiscal year end		January 31		January 31
Number of employees		81		83
Major customers	General customers		General customers	
Major shareholders and shareholding ratios	Sekisui House, Ltd.	42.70%	Sekisui House, Ltd.	55.10%
	Sekiwa Real Estate Kyushu Employees' Stockholding	8.70%	Sekiwa Real Estate Tohoku Employees' Stockholding	13.40%
	The Bank of Fukuoka, Ltd.	2.57%	Isao Okui	1.38%
	Isao Okui	2.13%	Isami Wada	1.38%
	Isami Wada	2.13%	Takaaki Yamabayashi	1.30%
	Takuya Kanemasu	2.13%	Nobuhiro Matsumura	1.15%
	Mikio Watanabe	1.28%	Daiwa Sugawara	1.13%
	Shigeharu Asagami	1.26%	Shogo Kawasaki	0.90%
	Tatsumi Miyake	1.06%	Sachiko Ohashi	0.90%
	Iwami Pediatrics, Medical Corporation	0.96%	Yoshihiro Tanabe	0.90%
Number of treasury stock as August 31,2004	—		—	
Main banks	The Bank of Fukuoka, Ltd. UFJ Bank Limited Sumitomo Mitsui Banking Corporation		The 77 Bank, Ltd. The Bank of Iwate, Ltd. The Akita Bank, Ltd.	
Relationship with Sekisui House	Largest shareholder		Largest shareholder	
	Directors 2, Transfer 8 *2		Directors 2, Temporary transfer 1 Transfer 5 *2	
	Management and brokerages of real estate		Management and brokerages of real estate	

SEKISUI HOUSE

Three-year summary of business performance

Millions of yen	Sekisui House, Ltd. (Parent company)		
Fiscal year ended:	January 31, 2002	January 31, 2003	January 31, 2004
Net sales	1,118,898	1,052,558	1,055,027
Operating income	66,106	58,564	65,868
Recurring income	65,244	55,564	65,554
Net income	(91,918)	30,196	33,580
Net income per share	(¥127.30)	¥42.58	¥47.69
Full-year dividend per share	¥18.00	¥18.00	¥18.00
Shareholders' equity per share	¥842.51	¥864.37	¥906.85

Millions of yen	Sekiwa Real Estate, Ltd. (Wholly owned subsidiary)		
Fiscal year ended:	January 31, 2002	January 31, 2003	January 31, 2004
Net sales	69,680	76,660	83,717
Operating income	2,574	3,333	3,838
Recurring income	2,594	3,394	3,918
Net income	447	1,022	2,172
Net income per share	¥22.01	¥51.43	¥108.45
Full-year dividend per share	¥12.00	¥15.00	¥17.00
Shareholders' equity per share	¥483.39	¥518.18	¥609.62

Millions of yen	Sekiwa Real Estate Kansai, Ltd. (Wholly owned subsidiary)		
Fiscal year ended:	January 31, 2002	January 31, 2003	January 31, 2004
Net sales	43,473	46,218	51,874
Operating income	1,530	1,822	1,650
Recurring income	1,559	1,856	1,692
Net income	(21)	916	895
Net income per share	(¥0.83)	¥34.93	¥33.33
Full-year dividend per share	¥10.00	¥10.00	¥10.00
Shareholders' equity per share	¥748.15	¥772.67	¥805.18

Millions of yen	Sekiwa Real Estate Chubu, Ltd. (Wholly owned subsidiary)		
Fiscal year ended:	January 31, 2002	January 31, 2003	January 31, 2004
Net sales	59,697	65,584	70,520
Operating income	1,499	1,336	1,586
Recurring income	1,533	1,312	1,591
Net income	71	735	871
Net income per share	¥4.76	¥50.27	¥57.98
Full-year dividend per share	¥15.00	¥15.00	¥15.00
Shareholders' equity per share	¥534.34	¥568.01	¥618.06

Millions of yen	Sekiwa Real Estate Chugoku, Ltd. (Wholly owned subsidiary)		
Fiscal year ended:	January 31, 2002	January 31, 2003	January 31, 2004
Net sales	10,971	12,356	14,077
Operating income	571	673	843
Recurring income	589	678	847
Net income	53	380	476
Net income per share	¥8.23	¥57.50	¥61.77
Full-year dividend per share	¥11.00	¥13.00	¥15.00
Shareholders' equity per share	¥302.48	¥345.79	¥361.01

Millions of yen	Sekiwa Real Estate Kyushu, Ltd. (Wholly owned subsidiary)		
Fiscal year ended:	January 31, 2002	January 31, 2003	January 31, 2004
Net sales	11,014	12,628	14,705
Operating income	398	491	489
Recurring income	398	455	473
Net income	49	254	255
Net income per share	¥12.34	¥63.73	¥51.54
Full-year dividend per share	¥10.00	¥11.00	¥13.00
Shareholders' equity per share	¥177.64	¥227.90	¥266.43

Note: Net income per share and dividend per share for Sekiwa Real Estate Kyushu for the fiscal year ended January 31, 2002 have been adjusted to reflect the share split carried out on April 23, 2002.

Millions of yen	Sekiwa Real Estate Tohoku, Ltd. (Wholly owned subsidiary)		
Fiscal year ended:	January 31, 2002	January 31, 2003	January 31, 2004
Net sales	10,676	13,586	15,616
Operating income	597	570	532
Recurring income	612	579	541
Net income	33	323	299
Net income per share	¥8,974.98	¥80,915.33	¥71,776.34
Full-year dividend per share	¥10,000.00	¥10,000.00	¥15,000.00
Shareholders' equity per share	¥247,816.16	¥312,573.99	¥374,575.33

4. Outline of business situation after completion of the share exchange

(1) Company name, business activities, head office and representative
There will be no change in the company names, business activities, head offices or representatives of the parties to this agreement.

(2) Capital stock
The capital of Sekisui House will not be increased after completion of the share exchange; the amount of capital reserve has yet to be determined.

(3) Effect on Sekisui House consolidated results
The Sekiwa Real Estate companies are already consolidated subsidiaries of Sekisui House, and the share exchange is not expected to have a material impact on the consolidated performance of Sekisui House.

*** *** ***

For further information, please contact:

Mr. Hidehiro Yamaguchi
Head of Public Relations Department
Sekisui House, Ltd.
Tel: 06-6440-3021 Fax: 06-6440-3331
Email: info-ir@qz.sekisuihouse.co.jp

SEKISUI HOUSE

News Release

Sekisui House to separate remodeling operations into subsidiary

At a board meeting on October 6, 2004, Sekisui House, Ltd. ("Sekisui House") decided to separate the remodeling operations of Sekisui House into Sekisui House Remodeling, Ltd. ("Sekisui House Remodeling") a wholly owned new subsidiary. The separation is scheduled for February 1, 2005. Details are as follows.

1. Purpose of separation

Sekisui House has been expanding its sales bases and increasing personnel as part of measures to strengthen its remodeling operations. However, in order to promote further expansion and reinforcement of this business area, management believes it is necessary to take steps such as clarifying responsibilities, improving speed in decision-making, and developing a personnel system more closely aligned with the business structure.

2. Schedule (planned)

Early December, 2004:	Meeting of Board of Directors to approve separation contract
Early December, 2004:	Signing of separation contract
February 1, 2005:	Date of separation
February 1, 2005:	Registration of separation

Although details regarding which specific assets and amounts will be transferred to Sekisui House Remodeling are still to be confirmed, separation will be accomplished using the simple corporation separation method in line with Article 374-22 of the Commercial Code. This initiative will be implemented without obtaining approval at a general shareholders' meeting of Sekisui House.

3. Separation method

(1) Sekisui House will effect a simple corporation separation, and Sekisui House Remodeling will be the company that succeeds business by separation.

(2) Reason for adopting separation method

Remolding operations are positioned as one of Sekisui Houses' core businesses, and the use of this corporate separation method allows Sekisui House to retain management control of the business after the separation. Moreover, because a construction company license is required to operate in the remodeling business, an assimilation separation method is being adopted with Sekisui House Remodeling—which is currently in the process of applying for this license—as the succeeding company.

4. Outline of succeeding business

	Sekisui House, Ltd. (Parent Company)		Sekisui House Remodeling, Ltd. (Succeeding Company)	
Business activities	Design and construction of prefabricated housing; housing subdivisions; real estate sales, leasing, and brokerage; related activities		Operations related to the contract, design and construction of housing remodeling (scheduled to commence after obtaining construction company license)	
Date of establishment	August 1,1960		September 17,2004	
Head office	1-1-88 Oyodonaka, Kita-ku, Osaka		1-1-90 Oyodonaka, Kita-ku, Osaka	
Representative	Isami Wada, President		Tetsuhiro Kamae, President	
Paid-in capital		¥186,554 million		¥100 million
Total outstanding shares		709,385,078 shares		2,000 shares
Shareholders' equity		¥630,786 million		¥100 million
Total assets		¥1,030,003 million		¥100 million
Fiscal year end		January 31		January 31
Number of employees		13,928		4
Major customers	General Customers		General Customers (planned)	
Major shareholders and shareholding ratios	Sekisui Chemical Co., Ltd.	21.43%	Sekisui House, Ltd.	100.00%
	Japan Trustee Services Bank, Ltd.	5.62%		
	The Chase Manhattan Bank N.A. London	4.80%		
	The Master Trust Bank of Japan, Ltd.	4.78%		
	Nomura Securities Co., Ltd.	4.73%		
	Dai-ichi Mutual Life Insurance Company	2.26%		
	BNP Paribas Securities (Japan) Limited	2.05%		
	UFJ Bank Limited	1.95%		
	Sumitomo Mitsui Banking Corporation	1.44%		
	Sekisui House Employees' Stockholding	1.38%		
Main banks	UFJ Bank Limited Sumitomo Mitsui Banking Corporation Resona Bank, Limited		UFJ Bank Limited	
Relationship with Sekisui House	Capital		Wholly owned subsidiary of Sekisui House	
	Personnel		All managers and employees of remodeling operations will continue in the succeeding company.	

*Figures for Sekisui House are as of January 31, 2004; figures for Sekisui House Remodeling, Ltd. are as of establishment on September 17, 2004.

SEKISUI HOUSE

Three-year summary of business performance

Millions of yen	Sekisui House, Ltd. (Parent Company)		
Financial years ended:	January 31, 2002	January 31, 2003	January 31, 2004
Net sales	1,118,898	1,052,558	1,055,027
Operating income	66,106	58,564	65,868
Recurring income	65,244	55,564	65,554
Net income	(91,918)	30,196	33,580
Net income per share	(¥127.30)	¥42.58	¥47.69
Full-year dividend per share	¥18.00	¥18.00	¥18.00
Shareholders' equity per share	¥842.51	¥864.37	¥906.85

*No business results are recorded for Sekisui House Remodeling, Ltd. as a full fiscal period of operations has not yet been completed.

5. Details of Business to be separated

(1) Description of business

Remodeling operations managed by sales offices under the control of the Remodeling Project Headquaters of Sekisui House.

(2) Net sales for the fiscal year ended January 31, 2004 of the operating division being separated.

Millions of yen

	Operations being separated (a)	Sekisui House business results (b)	Ratio (a/b) %
Net sales	31,624	1,055,027	3.0%

Further details will be announced upon as they become available.

*** *** ***

For further information, please contact:

Mr. Hidehiro Yamaguchi
Head of Public Relations Department
Sekisui House, Ltd.
Tel: 06-6440-3021 Fax: 06-6440-3331
Email: info-ir@qz.sekisuihouse.co.jp

SEKISUI HOUSE

News Release

Sekisui House announces share buyback plan

At a board meeting on October 6, 2004, Sekisui House, Ltd. ("Sekisui House") announced pursuant to Article 211-3, Section 1, Paragraph 2 of the Japanese Commercial Code and subject to shareholder approval, it proposes to implement a share buyback plan.

1.Applications of share buyback plan

Sekisui House announced today as separately and we will use them mainly for share exchanges (in substitution for a part of new share issue) as a means of transforming several listed and unlisted subsidiaries into wholly-owned subsidiaries, as well as increasing capital efficiency, thereby raising the Company's per share equity value.

2. Outline of share buyback plan

Class of shares to be repurchased:	Sekisui House ordinary shares
Maximum number of shares:	6,000,000 shares
Maximum value of repurchase:	¥7.2 billion
Purchase schedule:	From October 13, 2004 to November 18, 2004

(Notes)

Treasury stock as of September 30, 2004

Total outstanding shares:	685,416,591 shares
Number of treasury stock:	23,968,487 shares

* * *

For further information, please contact:
Mr. Hidehiro Yamaguchi
Head of Public Relations Department
Sekisui House, Ltd.
Tel: 06-6440-3021 Fax: 06-6440-3331
Email: info-ir@qz.sekisuihouse.co.jp